UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. __)*


Aerosonic Corporation
_________________________________________________
(Name of Issuer)

Common Stock
_________________________________________________
 (Title of Class of Securities)

008015-30-7
_________________________________________________
 (CUSIP Number)

June 24, 2011
_________________________________________________
 (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

?	Rule 13d-1(b)
?	Rule 13d-1(c)
?	Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1.NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS (ENTITIES ONLY)


Martin Finan2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)

(a)	?
(b)	?3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

United StatesNUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH5.SOLE VOTING POWER

287,7216.SHARED VOTING POWER

15,1797.SOLE DISPOSITIVE POWER

287,7218.SHARED DISPOSITIVE POWER

15,179
9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

302,90010.CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE      INSTRUCTIONS)

? 11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.06%12.TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN


Item 1(a).	Name of Issuer:

Aerosonic Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

1212 North Hercules Avenue
Clearwater, FL  33765

Item 2(a).	Name of Person Filing:

Martin Finan

Item 2(b).	Address of Principal Office or, if none, Residence:

103 S. Stough Street
Hinsdale, IL  60521

Item 2(c).	Citizenship or Place of Organization:

United States

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).  	CUSIP Number:

008015-30-7

Item 3.	If This Statement Is Filed Pursuant to Sections
240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person
Filing Is a(n):

       (a)	? 	Broker or dealer registered under Section 15 of
the Act (15 U.S.C. 78o);

       (b)	?	Bank as defined in Section 3(a)(6) of the Act
(15 U.S.C. 78c);

       (c)	? 	Insurance company as defined in Section 3(a)(19)
of  the Act (15 U.S.C. 78c);

(d)	? 	Investment company registered under Section 8 of the
Investment Company Act of 1940 (15 U.S.C.
		80a-8);

       (e)	? 	Investment adviser in accordance with Section
240.13d-1(b)(1)(ii)(E);

       (f)	? 	Employee benefit plan or endowment fund in
accordance with Section 240.13d-1(b)(1)(ii)(F);

       (g)	? 	Parent holding company or control person in
accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	? 	Savings association as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	? 	Church plan that is excluded from the definition of an
investment company under Section 3(c)(14) of
		the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)?	? 	A non-U.S. institution in accordance with 240.13d-
1(b)(1)(ii)(J) ;

       (k)	? 	Group, in accordance with Section 240.13d-
1(b)(1)(ii)(J).

Item 4.	Ownership. (as of December 21, 2009)

       (a)	Amount beneficially owned: 302,900

       (b)	Percent of class: 8.06%

       (c)	Number of shares as to which the person has:

       (i)	Sole power to vote or to direct the vote: 287,721

       (ii)	Shared power to vote or to direct the vote: 15,179

       (iii)	Sole power to dispose or to direct the
disposition of: 287,721

       (iv)	Shared power to dispose or to direct the disposition
of: 15,179

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ?.

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the
Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2011



By: /s/Martin Finan___________________________
       Name:   Martin Finan









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CUSIP NO. 008015-30-7
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